Christa Davies	Executive Vice President, Global Finance	Aon Service Corporation

April 10, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:          Aon Corporation

                Form 10-K for the Fiscal Year Ended December 31, 2007

                Filed on February 28, 2008

                File No. 001-07933

Dear Mr. Rosenberg:

On behalf of Aon Corporation (“Aon” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated March 27, 2008 to David P. Bolger with respect to the above-referenced filing.

For clarity and ease of review by the Staff, in each of our numbered responses below we have restated the full text of each of the Staff’s comments immediately before the text of our related response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Premium Financing Operations, p. 113

1.               You state that you have variable interest entities that you do not consolidate because you are not the primary beneficiary.  Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements.  For your non-consolidated Bank SPEs, please revise your disclosure in MD&A to address these items:

•                  Categories and ratings of assets they hold;

•                  Weighted-average life of assets the off balance-sheet they hold;

•                  Forms of funding (commercial paper; medium term notes, etc.) and weighted-average life of the funding they hold;

•                  Any material difficulties they have experienced in issuing commercial paper or other financing during the period;

•                  Any material write-downs or downgrades of assets they hold;

•                  Maximum limit of the losses to be borne by any first loss note holders;

•                  Types of variable interests you hold in them;

•                  Detailed disclosure regarding your obligations under the agreements.  For example, consider the following items, to the extent applicable:

•                  Whether there are triggers associated with your obligations to fund,

•                  Whether there are any terms that would limit your obligations to perform,

•                  Any obligations under the facilities and

•                  Their material terms,

•                  Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;

•                  Whether any agreement requires you to purchase securities issued by the Bank SPEs.  If not, consider discussing your reasons for the purchase;

•                  Whether you provided or assisted the Bank SPEs in obtaining any other type of support, or whether it is your current intention to do so; and

•                  Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the Bank SPEs or incur significant losses associated with them.

Aon’s premium financing subsidiaries sell premium finance agreements either directly or indirectly to Bank-sponsored multi-seller commercial paper conduits (Bank SPEs).  We do not sponsor any of the Bank SPEs, have no voting rights and do not have the risks and rewards of ownership of the assets they hold.  Our involvement with the Bank SPEs is limited to that of a single-seller among many sellers and as such we can envision no likely scenario under which we would consolidate the Bank SPEs.  We are not a liquidity provider to the Bank SPEs. Our exposure is limited to the credit loss recourse provided for in the transactions and we have no legal requirement to repurchase the receivables we sold to the Bank SPEs.  As a result,  the items listed above are not factors that could cause us to repurchase the receivables or record a loss.  However, they could impact our ability to continue to access these sources of liquidity for future sales of receivables.

Accordingly, we have attached, as Exhibit A, a revised disclosure to our MD&A that more clearly describes our premium financing operations and the effect they can have on our operations as discussed in Item 303(a)(4) of Regulation S-K.  We intend to include this disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2008.

2.              Also, revise your MD&A disclosures to address:

•                  the scenarios where you would have to consolidate the Bank SPEs, and your expectation of the likelihood of such consolidation;

•                  the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the Bank SPEs; and

•                  any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources.  In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the Bank SPEs.

As noted in our response to comment #1, we can envision no likely scenario under which we would consolidate the Bank SPEs.

Please see Exhibit A for our revised MD&A disclosure that describes our process to reconsider whether we are the primary beneficiary of the Bank SPEs and the impact they might have on our liquidity.  We intend to include this disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2008.

3.              Please revise your notes to financial statements to provide the disclosures required by paragraph 24(c) of FIN 46R of your maximum exposure to loss as a result of your involvement with the Bank SPEs.

Please see Exhibit A for our revised MD&A disclosure that discusses our maximum exposure to loss.  We intend to include a disclosure that is substantially similar to this MD&A disclosure in our notes to financial statements in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2008.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me at (312) 381-3095, Richard E. Barry at (312) 381-5110 or Michele D. Welsh at (312) 381-5108.

Very truly yours,

/s/ Christa Davies

Christa Davies
Executive Vice President and
Chief Financial Officer

EXHIBIT A

Some of our U.S., U.K., Canadian, and Australian subsidiaries originate short-term loans (generally with terms of 12 months or less) to businesses to finance their insurance premium obligations, and then sell these premium finance agreements in securitization transactions that meet the criteria for sale accounting under Statement No. 140.

•                In the U.S. and U.K., premium finance agreements are sold to special purpose entities (“SPEs”), which are considered qualified special purpose entities (“QSPEs”) as defined by Statement No. 140. The QSPEs fund their purchases of premium finance agreements by selling undivided beneficial interests in the agreements to multi-seller commercial paper conduit SPEs sponsored by unaffiliated banks (“Bank SPEs”).

•                  In Canada and Australia, undivided interests in the premium finance agreements are sold directly to Bank SPEs.  The Bank SPEs are variable interest entities as defined by FIN46R.

The QSPEs used in the U.S. and U.K are not consolidated in our financial statements because the criteria for sale accounting have been met under Statement No. 140.

For the Canadian and Australian sales, we have analyzed qualitative and quantitative factors related to our transactions with the Bank SPEs and have determined that non-consolidation of the Bank SPEs is appropriate in accordance with FIN 46R because we are not the primary beneficiary.  Specific factors we considered include:

•                  the fact that we are not the sponsor of any of the Bank SPEs,

•                  various other unaffiliated companies sell receivables to the Bank SPEs, and

•                  unaffiliated third parties have either made substantial equity investments in the Bank SPEs, hold voting control of the Bank SPEs, or generally have the risks and rewards of ownership of the assets of the Bank SPEs through liquidity support agreements or other arrangements involving significant variable interests.

Our variable interest in the Bank SPEs in these jurisdictions is limited to our retained interests in premium finance agreements sold to the Bank SPEs.  We review all material off-balance sheet transactions annually or whenever a reconsideration event occurs for the continued propriety of our accounting.

Pursuant to the sales agreements, the total amount advanced by the Bank SPEs on premium finance agreements sold to them at any one time is limited by the sale agreements to $1.8 billion.  The Bank SPEs had advanced to us $1.4 billion and $1.5 billion at December 31, 2007 and 2006, respectively, on portfolios sold to the Bank SPEs of $1.5 billion and $1.7 billion at December 31, 2007 and 2006, respectively.

We record gains on the sale of premium finance agreements.  When we calculate the gain, we include all costs we expect to incur for the relevant Bank SPEs.  The gains, which are included in commissions and fees and other revenue in the consolidated statements of income, were $64 million, $63 million and $65 million for the years ended December 31, 2007, 2006 and 2005, respectively.

•                  We record our retained interest in the sold premium finance agreements at fair value, and report it in receivables in the consolidated statements of financial position.  We estimate fair value by discounting estimated future cash flows using discount rates that are commensurate with the underlying risk, expected future prepayment rates, and credit loss estimates.

•                  We also retain servicing rights for sold agreements, and earn servicing fee income over the servicing period.  Because the servicing fees represent adequate compensation for the servicing of the receivables, we have not recorded any servicing assets or liabilities.

The third-party bank sponsors or other participants in the Bank SPEs provide the liquidity support and bear the credit risks on the receivables, subject to limited recourse, principally in the form of over-collateralization provided by us (and other sellers) as required by the sales agreements.  The over-collateralization of our sold receivables represents our maximum exposure to illiquidity and credit-related losses, and was approximately $90 million at December 31, 2007.  We continually review our retained interest in the sold portfolio, taking into consideration credit loss trends in the sold portfolio, conditions in the credit markets and other factors, and adjust its carrying value accordingly.

With the exception of our Australian sales agreements, all of our other sales agreements require us to meet the following covenants:

•                  consolidated net worth, as defined, of at least $2.5 billion,

•                  consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) to consolidated net interest of at least 4 to 1, and

•                  consolidated indebtedness to consolidated EBITDA of no more than 3 to 1.

We intend to renew these conduit facilities as they expire.  We face the risk that our pricing for liquidity and other program costs from the Bank SPEs will rise upon renewal.  Moreover, as our ability to originate and fund new premium finance agreements is dependent on the pass-through funding costs of the Bank SPEs, disruptions in the markets through which the Bank SPEs obtain funds could have a significant impact on our premium finance results of operations and cash flows.  We also face the risk the Bank SPEs will be unable to provide the liquidity or will become an unreliable source of the liquidity necessary to fund new premium finance agreements.  Such an occurrence would require us to consider alternate sources of funding, including other forms of off-balance sheet as well as on-balance sheet financing, or discontinue the origination of premium finance agreements.  Additionally, if there were adverse bank, regulatory, tax or accounting rule changes, our access to the conduit facilities and special purpose vehicles could be affected.